Exhibit 99.1

Tetraphase Pharmaceuticals Reports First Quarter 2020 Financial Results and

Highlights Recent Corporate Developments

Entered into Definitive Merger Agreement with AcelRx Pharmaceuticals; Acquisition Expected to Close in

June 2020

Continued double digit quarter over quarter growth of XERAVA in U.S. Hospitals and other Institutions with High Antibiotic Usage

WATERTOWN, Mass., May 7, 2020 – Tetraphase Pharmaceuticals, Inc. (NASDAQ:TTPH), a biopharmaceutical company focused on commercializing its novel tetracycline XERAVA to treat serious and life-threatening infections, today reported financial results for the first quarter ended March 31, 2020.

“In the first quarter, we announced a merger agreement with AcelRx Pharmaceuticals, Inc., an essential step forward for Tetraphase and more importantly, for XERAVA and the patients with serious life threatening infections in need of this treatment,” said Larry Edwards, President and Chief Executive Officer of Tetraphase. “In the midst of the ongoing COVID-19 pandemic and the continued rise of antibiotic resistance, our conviction in providing patients with different antibiotic treatment options is stronger than ever, and we believe that together with AcelRx we will be able to more effectively bring XERAVA to patients in healthcare institutions. With an approximate 20% growth in XERAVA net sales in the first quarter compared to the fourth quarter of 2019, we look forward to seeing continued success from the combined Tetraphase and AcelRx teams following the planned close of the acquisition this quarter.”

First Quarter and Recent Highlights

•	Entered into Definitive Merger Agreement with AcelRx Pharmaceuticals, Inc.

In March 2020, the Company announced the execution of a definitive merger agreement pursuant to which AcelRx Pharmaceuticals, Inc. (Nasdaq: ACRX) would acquire Tetraphase in a stock for stock transaction. Under the terms of the agreement, Tetraphase stockholders will receive, for each share of Tetraphase common stock, 0.6303 of a share of AcelRx common stock, valued at approximately $14.4 million as of the close of trading on March 13, 2020, and one contingent value right (CVR), which would entitle the holders to receive aggregate payments of up to $12.5 million for the achievement of future XERAVA™ net sales milestones starting in 2021. The transaction was unanimously approved by both the AcelRx and Tetraphase boards of directors and is expected to close in the second quarter of 2020. Concurrently with signing the merger agreement, Tetraphase and AcelRx entered into a co-promotion agreement to market and promote XERAVA™ for the treatment of complicated intra-abdominal infections (cIAI) and DSUVIA® for the treatment of acute pain in medically supervised settings.

•	Continued to Progress Launch of XERAVA in U.S. Hospitals With High Antibiotic Usage

The Company continues to see increased formulary uptake, with a 99% success rate for all formulary reviews to date and $1.8 million in XERAVA net sales for the first quarter of 2020, an increase of approximately 20% over the fourth quarter of 2019. Tetraphase’s salesforce is focusing on bringing XERAVA to targeted institutions, which are the highest users of antibiotics defined by days of therapy. The reorder rate for XERAVA continues to be strong, with reorder rates as high as 65% for all accounts and approximately 77% within the Tier 1 account segment. XERAVA is on formulary or available at more than 1,239 accounts. XERAVA continues to outperform all recent IV antibiotic launches anywhere from 3 to 10 fold in patient days of therapy (PDOTs).

•	Completed Equity Financing Totaling Net Proceeds of $15.9 Million

In January 2020, the Company completed a private placement with Armistice Capital, LLC, a healthcare-focused institutional investor, priced at-the-market, that generated gross proceeds of approximately $10 million. In addition, the Company concurrently completed a registered direct offering with certain healthcare-focused institutional investors, priced at-the-market, that generated gross proceeds of approximately $7.5 million. The net proceeds from the concurrent January 2020 private placement and registered direct offering were approximately $15.9 million. The Company issued warrants in connection with each financing.

First Quarter 2020 Financial Results

As of March 31, 2020, Tetraphase had cash and cash equivalents of $26.1 million and 7.3 million shares outstanding.

For the first quarter of 2020, Tetraphase reported a net loss of $12.1 million, or $1.31 per share, compared to a net loss of $19.5 million, or $7.25 per share, for the same period in 2019, driven by increased product revenues, lower operating expenses and an increase in the weighted-average number of shares outstanding.

Total revenues were $1.8 million for the first quarter of 2020, all of which was from sales of XERAVA, compared to $1.3 million for the same period in 2019, of which $0.3 million was from sales of XERAVA and $0.9 million was government contract revenue.

Research and development (R&D) expenses for the first quarter of 2020 were $1.9 million, compared to $6.7 million for the same period in 2019. The decrease in R&D expenses was driven by the completion of XERAVA development and our corporate reorganization in June 2019, which included the cessation of development of our pipeline candidates.

Selling, general and administrative (SG&A) expenses for the first quarter of 2020 were $10.7 million, compared to $13.3 million for the same period in 2019. The decrease was driven by our 2019 corporate reorganization as well as tight expense control during Q1 2020, offset by increased expenses related to the AcelRX merger transaction announced in March 2020.

About XERAVATM

XERAVA (eravacycline for injection) is a tetracycline class antibacterial indicated for the treatment of complicated intra-abdominal infections (cIAI) in patients 18 years of age and older. XERAVA was investigated for the treatment of cIAI as part of the Company’s IGNITE (Investigating Gram-Negative Infections Treated with Eravacycline) Phase 3 program. In the first pivotal Phase 3 trial in patients with cIAI, twice-daily intravenous (IV) XERAVA met the primary endpoint by demonstrating statistical non-inferiority of clinical response compared to ertapenem and was well-tolerated. In the second Phase 3 clinical trial in patients with cIAI, twice-daily IV XERAVA met the primary endpoint by demonstrating statistical non-inferiority of clinical response compared to meropenem and was well-tolerated. In both trials, XERAVA achieved high cure rates in patients with Gram-negative pathogens, including resistant isolates.

XERAVATM Important Safety Information

XERAVA is a tetracycline class antibacterial indicated for the treatment of complicated intra-abdominal infections in patients 18 years of age and older.

XERAVA is not indicated for the treatment of complicated urinary tract infections.

To reduce the development of drug-resistant bacteria and maintain the effectiveness of XERAVA and other antibacterial drugs, XERAVA should be used only to treat or prevent infections that are proven or strongly suspected to be caused by susceptible bacteria.

XERAVA is contraindicated for use in patients with known hypersensitivity to eravacycline, tetracycline-class antibacterial drugs or to any of the excipients. Life-threatening hypersensitivity (anaphylactic) reactions have been reported with XERAVA.

The use of XERAVA during tooth development (last half of pregnancy, infancy and childhood to the age of eight years) may cause permanent discoloration of the teeth (yellow-gray-brown) and enamel hypoplasia.

The use of XERAVA during the second and third trimester of pregnancy, infancy and childhood up to the age of eight years may cause reversible inhibition of bone growth.

Clostridium difficile associated diarrhea (CDAD) has been reported with use of nearly all antibacterial agents and may range in severity from mild diarrhea to fatal colitis.

The most common adverse reactions observed in clinical trials (incidence ≥ 3%) were infusion site reactions, nausea, and vomiting.

XERAVA is structurally similar to tetracycline-class antibacterial drugs and may have similar adverse reactions. Adverse reactions including photosensitivity, pseudotumor cerebri, and anti-anabolic action which has led to increased blood urea nitrogen, azotemia, acidosis, hyperphosphatemia, pancreatitis, and abnormal liver function tests, have been reported for other tetracycline-class antibacterial drugs, and may occur with XERAVA. Discontinue XERAVA if any of these adverse reactions are suspected.

To report SUSPECTED ADVERSE REACTIONS, contact Tetraphase Pharmaceuticals Inc., at 1-833-7-XERAVA (1-833-793-7282) or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Please see full prescribing information for XERAVA.

About Tetraphase Pharmaceuticals, Inc.

Tetraphase Pharmaceuticals, Inc., is a biopharmaceutical company using its proprietary chemistry technology to create novel tetracyclines for serious and life-threatening conditions, including infections caused by many of the multidrug-resistant bacteria highlighted as urgent public health threats by the World Health Organization and the Centers for Disease Control and Prevention. The Company has created more than 3,000 novel tetracycline compounds using its proprietary technology platform. Tetraphase’s lead product XERAVA™ is approved for the treatment of complicated intra-abdominal infections by the U.S. Food and Drug Administration and the European Medicines Agency. The Company’s pipeline also includes antibiotics TP-271 and TP-6076, which are Phase 2 ready, and TP-2846, which is in preclinical testing for acute myeloid leukemia. The Company intends to out license its pipeline candidates. Please visit www.tphase.com for more company information.

Additional Information and Where to Find it

The Company filed a proxy statement with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction with AcelRx, including a form of proxy card, on April 24, 2020. The proxy statement and form of proxy card have been mailed to the Company’s stockholders beginning on April 28, 2020. The proxy statement contains important information about the Company, AcelRx, the merger and related matters. Investors and security holders are urged to read the proxy statement carefully.

Investors and security holders can obtain free copies of the proxy statement and other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain free copies of the proxy statement from the Company by written request to the Company at Tetraphase Pharmaceuticals, Inc., 480 Arsenal Way, Watertown, Massachusetts 02472, Attn: Secretary or by calling (617) 715-3600.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the transactions contemplated by the merger agreement. Information regarding the Company’s directors and executive officers, including the direct and indirect interests of the Company’s directors and executive officers in the merger, is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 12, 2020 and in the proxy statement dated April 24, 2020, each of which is filed with the SEC. These documents can be obtained free of charge from the sources listed above.

Forward-Looking Statements

Statements in this press release regarding the proposed transaction between AcelRx and Tetraphase, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about our future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including whether our cash runway and expected revenue will be sufficient to fund our operations in the future; the risk that the proposed merger may not be completed in a timely manner, or at all, which may adversely affect our business and the price of our common stock; the failure to satisfy all of the closing conditions of the proposed merger, including the adoption of the merger agreement by Tetraphase’s stockholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the proposed merger on Tetraphase’s business, operating results and relationships with customers, suppliers, competitors and others; potential difficulties retaining employees as a result of the proposed merger; the outcome of any legal proceedings that may be instituted against us related to the merger agreement or the proposed merger; risks relating to the impact of COVID-19 on our business and operations, including the impact on [demand for our product, our ability to operate remotely given the shut-down of our offices and our ability to access accounts]; risks relating to product development and commercialization; risks associated with competition; and other commercial and other risk factors discussed in the “Risk Factors” section of our quarterly report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on [May 7, 2020]. In addition, the forward-looking statements included in this press release represent our views as of [May 7, 2020]. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.

Media and Investor Contact:

Argot Partners

Maeve Conneighton

212-600-1902

maeve@argotpartners.com

Tetraphase Pharmaceuticals, Inc.

Condensed Consolidated Balance Sheets (unaudited)

(In thousands)

	March 31,	December 31,
	2020	2019
Assets
Cash and cash equivalents	$26,146	$21,239
Accounts receivable, net	1,706	1,503
Inventory	788	1,595
Prepaid expenses and other current assets	1,178	2,156
Property and equipment, net	78	98
Intangible assets, net	4,160	4,259
Operating lease right-of-use assets	2,598	4,836
Restricted cash	699	699

Total assets	$37,353	$36,385

Liabilities and Stockholders’ equity
Accounts payable and accrued expenses	$7,212	$8,223
Operating lease liabilities	2,686	4,995
Total stockholders’ equity	27,455	23,167

Total liabilities and stockholders’ equity	$37,353	$36,385

Tetraphase Pharmaceuticals, Inc.

Condensed Consolidated Statement of Operations (Unaudited)

(In thousands, except per share data)

	Three Months Ended
	March 31,
	2020	2019
Revenues:
Product revenue, net	$1,755	$341
Government revenue	—	932

Total revenue	1,755	1,273
Expenses:
Cost of revenue - product sales	1,360	164
Cost of revenue - intangible asset amortization	98	98
Research and development	1,893	6,737
Selling, general and administrative	10,668	13,314

Total expenses	14,019	20,313

Loss from operations	(12,264)	(19,040)
Other income and expenses	140	(448)

Net loss	$(12,124)	$(19,488)

Net loss per share-basic and diluted	$(1.31)	$(7.25)

Weighted-average number of common shares used in net loss per share-basic and diluted	9,273	2,687